
SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
190
SECTION



AB 3/13

SECUR 07004013 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Trust Portfolios L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Warrenville Road, Suite 300
(No. and Street)

Lisle	IL	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine (630) 241-8798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeLoitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

First Trust Portfolios L.P. and Subsidiaries

(SEC I.D. No. 8-43843)

Consolidated Statement of Financial Condition as of December 31, 2006, and Independent Auditors' Report, and Supplemental Report on Internal Control

Public



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
180
SECTION

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
First Trust Portfolios L.P. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), for the year ended December 31, 2006, that you are filing pursuant to Rule 17a 5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of First Trust Portfolios L.P. and Subsidiaries at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2007

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
CASH AND CASH EQUIVALENTS	$ 8,884,302
CASH SEGREGATED FOR REGULATORY PURPOSES	2,000,000
DEPOSITS WITH CLEARING ORGANIZATIONS	4,699,695
RECEIVABLES:	
Brokers, dealers, and clearing organizations	2,343,244
Deferred sales charge	895,127
Customers	9,524,312
Interest	216,877
Affiliates	9,610,492
Other	1,753,287
Total receivables	24,343,339
PREPAIDS	807,235
SECURITIES OWNED—Pledged as collateral	17,750,386
PROPERTY, EQUIPMENT & LEASEHOLD IMPROVEMENTS—At cost—less accumulated depreciation and amortization of $2,832,302	1,423,028
GOODWILL	1,460,137
INTANGIBLE ASSETS:	
Licensing agreement, at cost, less accumulated amortization of $400,000	100,000
Software development costs, at cost, less accumulated amortization of $816,665	757,957
Total intangible assets	857,957
OTHER ASSETS	3,724,871
TOTAL	$ 65,950,950
LIABILITIES AND PARTNERS' CAPITAL	
SECURITIES SOLD—Not yet purchased	$ 865,918
PAYABLES:	
Brokers, dealers, and clearing organizations	6,339,004
Customers	608,252
Affiliates	652,636
Total payables	7,599,892
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	6,600,767
PARTNERS' CAPITAL	50,884,373
TOTAL	$ 65,950,950

See notes to consolidated statement of financial condition.

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

1. DESCRIPTION OF BUSINESS

Organization—First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading and distribution of unit investment trusts, closed-end mutual funds, and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, and The First Trust GNMA (collectively, the "Trusts"). The Partnership also provides underwriting and distribution assistance to closed-end mutual funds and exchange traded funds advised or sub-advised by its affiliates. The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation, controlled by the Robert D. Van Kampen family. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company and a registered securities broker-dealer specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities marketplace in the United States of America and in foreign countries, and in providing licenses to third parties for the use of such system.

The Partnership also has a majority and controlling interest in Stonebridge Advisors L.L.C. ("Stonebridge"). On December 15, 2004, the Partnership entered into an agreement with Stonebridge Asset Management, L.L.C. to form Stonebridge, a Delaware limited liability company, which was formed to engage in the business of acting as an investment advisor to clients in the United States and in foreign countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements include the accounts of the Partnership and its majority-owned subsidiaries BondWave and Stonebridge. The Partnership is engaged in a single line of business as a securities broker-dealer. All intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents primarily consist of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes—Cash of $2,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased, other than units of unit investment trusts, are carried at quoted market values, amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity and interest rate. Units of unit investment trusts are carried at redemption value, which represents market value. Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

Customers' Securities Transactions—Customer securities transactions are recorded on a trade-date basis.

Internal-Use Software—The Partnership capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position ("SOP") No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred.

Office Furnishings and Equipment and Leasehold Improvements—Depreciation is computed using an accelerated method over the estimated useful lives of such assets. Office furnishings and equipment are carried at cost, net of accumulated depreciation, and are being depreciated over a five to seven-year period. Leasehold improvements are carried at cost and amortized over the shorter of the term of the applicable lease agreement or the life of the asset.

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually for impairment. During the year ended December 31, 2006, no impairment adjustment was deemed necessary.

Intangible Assets—Software Development Costs–Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*. Costs associated with the planning and design phase of software development, including coding and testing activities necessary to establish technological feasibility of computer software products to be licensed or otherwise marketed, are expensed as research and development costs as incurred. Once technological feasibility has been determined, costs incurred in the construction phase of software development including coding, testing, and product quality assurance are capitalized. In accordance with SFAS No. 86, the Partnership has capitalized software for which the Partnership believes technological feasibility has been established.

Licensing Agreement—The licensing agreement provides BondWave with the right to obtain pricing data for various financial instruments. The licensing agreement is being amortized over the five-year term of the agreement on a straight-line basis.

Income Taxes—The Partnership is not subject to federal income tax, as all taxable income or loss of the Partnership is includable in the federal income tax returns of the partners.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the partnership is not subject to Illinois Replacement Tax as all the income/(loss) generated in the state flows through to its partners, who are a partnership and an S corporation in the tiered structure.

Management's Use of Estimates—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments—All of the financial instruments of the Partnership are carried at amounts that approximate fair value.

Accounting for Uncertainty in Income Taxes—In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which outlines how companies should reflect uncertain tax positions in the financial statements and expands disclosures relating to these tax positions. Under the provisions of FIN 48, an uncertain tax amount should be recognized in the statement of financial condition if it is more likely than not that the Partnership's tax position will prevail, and the tax amount recognized should not exceed the amount that is probable of being paid or collected. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Partnership is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2006, are summarized as follows:

Computer hardware	$ 1,333,456
Furniture and fixtures	345,346
Office equipment	889,654
Internal-use software	504,466
Leasehold improvements	1,182,408
	4,255,330
Less accumulated depreciation and amortization	(2,832,302)
Total	$ 1,423,028

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased by the Partnership at December 31, 2006, consisted of:

	Owned	Not Yet Purchased
Unit investment trusts	$10,114,186	$865,918
Closed-end funds	510,339	-
Exchange traded funds	120,098	-
State and municipal obligations	7,004,758	-
Corporate bonds	1,005	-
Total	$17,750,386	$865,918

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices which may differ from the market values reflected in the consolidated statement of financial condition.

Securities owned, pledged to creditors represents proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others, subject to certain limitations.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $5.9 million at December 31, 2006.

6. COMMITMENTS AND CONTINGENCIES

Annual lease commitments, primarily for office facilities and equipment, subject to adjustments for cost including operating expenses and taxes, under noncancelable operating leases are as follows:

Year Ending December 31	Amount
2007	$ 972,835
2008	86,067
2009	86,067
Total	$ 1,144,969

The Partnership, as of February 21, 2007, intends to provide capital, when necessary, to BondWave, for at least the next 12 months to meet the operating obligations that BondWave incurs and to meet any applicable regulatory requirements. During 2006, the Partnership contributed $2,800,000 to BondWave.

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2006, and were subsequently settled had no material effect on the consolidated statement of financial condition as of that date.

7. RELATED-PARTY TRANSACTIONS

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership also has an informal sublease arrangement with this affiliate for its office space.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

Certain employees of the Partnership own limited partnership interests in Grace.

The Partnership has an arrangement with an affiliate in Canada to provide services in connection with the affiliate's mutual fund product line. The arrangement calls for the payment of fees to the Partnership based on a percentage of the aggregate subscription price of all units purchased, and a percentage of the net asset value and an amount equal to the trailing commission.

Amounts receivable and payable from affiliates primarily represent costs incurred, or paid on behalf of affiliated entities for certain administrative, human resource, and information technology services.

Receivables from affiliates related through common ownership are with First Trust Global Enterprises, First Defined Portfolio Management Co., First Trust Advisors L.P., and Grace.

Payables to affiliates related through common ownership is with The Charger Corporation.

8. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants could contribute up to 100% of their annual salary to the plan to a maximum of $15,000 during the year ended December 31, 2006. Partnership contributions are at the discretion of management.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the NASD, the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6⅔% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2006, the Partnership had net capital of $21,502,134, which was $20,934,060 in excess of its required net capital of $568,074. The Partnership's ratio of aggregate indebtedness to net capital was .40 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2007.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 21, 2007

First Trust Portfolios L.P.
1001 Warrenville Road
Lisle, Illinois 60532

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of First Trust Portfolios L.P. (the "Partnership") as of and for the year ended December 31, 2006 (on which we issued our report dated February 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Partnership in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP

END